SHARE TRANSFER
AGREEMENT

DATE:     July 5th, 2007

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (the “Agreement”) is entered into on July 5th, 2007 in Beijing of the People’ Republic of China (“China”) by and between the parties as below:

TARGET COMPANY:

Name:	Shandong Guolian Telecommunication Technology Limited
Company
Registered Address:	North Region, Plaza F
GaoXin District, XinYu Rd, University Technology Park
Jinan City, Shangdong Province, China
Zip Code: 250101
Authorized Representative:	Lian, Renguang

TRANSFERORS:

Lian, Renguang	370103196304190057
Ding, Yanying	37010319411110052X
Shao, Mingjun	370103194001260514
Yu, Yongjing	370104196212082979

TRANSFEREE:

Name:	Beijing Telestone Wireless Telecommunication Company Limited
Registered Address:	Xijing Rd. No. 3, Room 102T
Shijingshan District Badachu High Technology Park
Beijing, China
Authorized Representative:	Han, Daqing

In this Agreement, Lian Renguang, Ding Yanying, Shao Mingjun and Yu Yongjing are collectively referred to as “Transferors”. Beijing Telestone Wireless Telecommunication Company Limited is referred to as “Transferee”. Transferors and The Transferee of the Target Company are respectively referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS,

1.
Shandong Guolian Telecommunication Technology Limited Company (“Target Company”) is a company duly established and validly existing under the laws of China with a registered capital of RMB 8,000,000. It is engaged in the business of production, processing, assembling and sale of wireless telecommunication equipments; technology development, installation, sale and relevant technology services of telecommunication equipments (excluding wireless transmission equipments); development and application of computer hardware and software.

2.
Transferors are all the shareholders of the Target Company and own 100% equity ownership interests in the Target Company and its 100% wholly owned subsidiary company “Pan-pacific Telecommunication Company”. In accordance with the asset appraisal report (“Asset Appraisal Report”) issued by Beijing Li Xin Chang

Jiang Accounting Firm ( in Chinese 北京立信檁江会瑟师事务所有榰公司 ) dated

September 20th, 2006 with reference number “Li Xin Chang Jiang Ping Zi 2006 No.018”, the net asset value of the Target Company and its wholly owned subsidiary to date August 31st, 2006 is RMB 41.36 Million (“Asset Appraisal Result”); and

3.	Transferors wish to sell and transfer and the Transferee agrees to accept and purchase the Transferors’ 100% equity ownership interests in the Target Company and its wholly owned subsidiary.

THEREFORE, through friendly negotiation, the Parties have reached the agreement as below:

Article 1.	DEFINITION

Unless the context indicates otherwise, the term “person” used in this Agreement shall be referred to as a natural person and entity; the reference of any person, company, joint venture, government agency and organization shall include its successor(s). The reference of any contract or agreement shall include its exhibits, amendments and revisions. The reference of any term and exhibits shall refer only to the terms and exhibits of this Agreement. The section headings throughout this Agreement are for referential purposes only, and the words contained therein shall in no way be held to construe this Agreement.

Article 2.	SHARE TRANSFER

2.1
Pursuant to the provisions of this Agreement, the Target Company and the Transferors agree to transfer to the Transferee or its designated affiliate (in the event when the Transferee is unable to make full payment of the purchase price, the designated affiliate is jointly liable for the payment) 100% equity ownership interests and all shareholder interests in the Target Company and its 100% wholly owned subsidiary.

2.2
Upon this Agreement becomes effective, the Transferee shall own 100% shares of the Target Company and its wholly owned subsidiary “Pan-pacific Telecommunication Company” and the Target Company shall be changed to a wholly owned subsidiary of the Transferee.

Article 3.	PURCHASE PRICE AND PAYMENT

3.1
Subject to the terms and conditions of this Agreement, based upon the Asset Appraisal Result, the Transferee agrees to transfer to the Transferors 800,000 shares of restricted common stocks (ticker TSTC), 100,000 shares of conditioned restricted common stocks of Telestone Technologies Corporation plus US$500,000 cash as the consideration for the shares transferred. The conditions of the 800,000 shares of restricted common stocks are detailed as follows:

50% of the 800,000 shares of stocks are restricted from trading for 1 year from the date of issuing;
30% of the 800,000 shares of stocks are restricted from trading for 2 years from the date of issuing;
20% of the 800,000 shares of stocks are restricted from trading for 3 years from the date of issuing.

3.2
Subject to the terms and conditions of this Agreement, the Transferee shall issue a total of 800,000 shares of restricted common stocks of its US holding company, Telestone Technologies Corporation, plus US$500,000 cash to the Transferors on final closing date when the Transferors complete all their obligations (as specified in Article 7) and the accounting firm issued an unqualified audit report. After the completion of the foresaid transaction, the Transferee shall be deemed to have fulfilled all its payment obligations under this Agreement and the Transferors shall assist the Transferee in completing all foreign exchange registration filing with local foreign exchange authority.

3.3
One year following the acquisition, if the business of the Target Company increases by more than 30%, the Transferors shall be issued with 100,000 shares of common stocks with 3 years restriction on trading.

3.4	Any cost, expense, tax or government fee arising from this share transfer under this Agreement shall be borne by the Parties respectively pursuant to the requirements of laws and regulations. The audit training fee for the Target Company in the initial stage shall be borne by the Transferee. The Target Company shall be responsible for the formal auditing cost and related legal fee accordingly.

Article 4.	DUE DILIGENCE AND THE DUTY OF COOPERATION

4.1
Upon execution of this Agreement, the Target Company and the Transferors shall provide the Transferee with all books and accounting records of the Target Company and its wholly owned subsidiary and shall also provide all necessary assistance to the Transferee and/or its consulting service providers in order to conduct financial and legal due diligence. The assistance shall include but not limited to the following:

(1)	to promptly provide all necessary documents to the Transferee or its consultants upon reasonable request;

(2)	to respond accurately and promptly all relevant inquiries from the Transferee and its consultants; and

(3)	To obtain certificate, proof or other documents as reasonably requested by the Transferee and its consultant, if necessary.

4.2	Upon execution of this Agreement, each Party shall collaborate and complete all matters, including but not limited to the following:

(1)
the Target Company and the Transferors shall, within 7 days from the date of the execution of this Agreement, provide the Transferee with all necessary change of registration materials as required to be provided by the Target Company and the Transferors regarding the 100% share transfer and change of transfer;

(2)
the Parties shall verify and confirm the balance sheet, assets closing list, schedule of assets and liabilities and other operational documents of the Target Company and its wholly owned subsidiary; and

(3)
The Parties shall jointly organize and classify all contracts, agreements, guarantees and all other documents that are signed by the Target Company and its wholly owned subsidiary before closing (including those documents performed, being performed and executed but not yet performed).

Article 5.	REPRESENTATIONS, WARRANTIES AND PROMISES

5.1	For the purpose of the share transfer, each Transferor represents, warrants and promises for itself to the Transferee the following:

(1)	The Transferors have all the legal rights and authorizations to execute and perform this Agreement and to fulfill its obligations under this Agreement;

(2)
The execution and performance of this Agreement by Transferors shall not be in conflict with any laws and regulations and shall not be in conflict with any other contract, agreement or any other legal instrument whereas the Transferor(s) is a party or where such legal instrument has binding effect on the Transferor(s)’ assets;

(3)	The Transferors are the legal owners of the shares to be transferred and such shares are free from any type of freezing, seizure, pledge, lien, claims or any other parties’ interests;

(4)
Upon the Transferee’s request, the Transferors shall provide all necessary assistance, including but not limited to providing necessary documents and materials, to accomplish the share transfer under this Agreement; and

(5)	There is no ongoing or pending litigation or arbitration which may affect its performance of this Agreement.

5.2	For the purpose of the share transfer, the Transferor and the Target Company represent and warrant to the Transferee jointly that:

(1)
The Target Company and its wholly owned subsidiary are the entities duly established and validly existing under the laws of China. They have obtained all necessary approvals and permissions from relevant government authorities;

(2)
The Transferors have completed their capital contribution promptly and completely pursuant to the articles of associations of the Target Company and its wholly owned subsidiary. Since the capital contribution, the Transferors have never conducted any act(s) to take back its capital contribution or to transfer any assets;

(3)
The Target Company and its wholly owned subsidiary have made full disclosure to the Transferee that they have complete and full ownership of their assets and liabilities. The Target Company and its wholly owned subsidiary have made full disclosure to the Transferee that the liabilities of the Target Company are true, accurate and complete and unless disclosed previously, no material debts which would affect the business operation of them in its ordinary course. Except as disclosed previously in written form, Target Company and its wholly owned subsidiary have complete and full ownership of the assets provided in the List, which are free from any rights of ownership, common ownership, rights of possession, rights to mortgage, rights of pledge, lien or other secured rights of any other third party;

(4)
The List of debts and liabilities of the Target Company and its wholly owned subsidiary are true, complete and accurate in all aspects, including the names of the creditors, amount of debts, term of performance, etc. The Target Company and its wholly owned subsidiary warrant that in addition to the debts as listed in this List, if before the time of share transfer, there are other debts or liabilities existing for the Target Company and its wholly owned subsidiary (including tort liabilities), the Target Company shall compensate for such other debts and liabilities;

(5)
The Target Company and its wholly owned subsidiary represent and warrant that there shall be no tax liabilities prior to the share transfer, or they shall bear the legal responsibility of such liabilities;

(6)
The Target Company and its wholly owned subsidiary have obtained all necessary permissions, authorizations, government approvals required for maintenance of the business activities in its ordinary course and such permissions, authorizations, government approvals shall remain in full effect at all times;

(7)
The Target Company and its wholly owned subsidiary have not conducted any illegal activities during the term of operation before the execution of this Agreement and have not been subject to any judicial or administrative penalties;

(8)	There is no material inconsistencies between the major assets and debts held by Target Company and its wholly owned subsidiary and the assets and debts as listed in the Asset Appraisal Report;

(9)
There is no labor dispute among Target Company and its wholly owned subsidiary and their current employees that may affect or threaten to affect the execution, effectiveness or performance of this Agreement; and

(10)
There is no action, arbitration or other proceeding pending or threatened to be against the Target Company and its wholly owned subsidiary or that might prohibit the execution or in any other way that could affect the effectiveness of this Agreement before any court, tribunal or administrative organ.

5.3	For the purpose of the share transfer, the Transferee represents and warrants to Target Company and Transferors that:

(1)
The Transferee has absolute legal rights and power to execute this Agreement and to complete the share transfer and that it shall fully and promptly perform the responsibilities and obligations hereunder;

(2)
The execution and fulfillment of this Agreement are not in conflict with any laws and regulations and shall not be in conflict with any other contract, agreement or any other legal instrument whereas the Transferee is a party or where such legal instrument has binding effect on the Transferee’ assets; and

(3)	There is no action, arbitration or other judicial or administrative proceeding that is ongoing, to be brought or might affect the performance of the obligations under this Agreement.

5.4
The Target Company and the Transferors warrant irrevocably to forego any and all of the preemptive rights related to the share transfer under this Agreement or any other rights which may affect the fulfillment of the share transfer and shall not carry out any activities which shall be in effect preventing consummation of the share transfer.

5.5
The representations and warranties under this Agreement shall be made as of the date of the execution of this Agreement and shall remain effective until the completion of the share transfer as if such representations and warranties had been made continuously throughout this term.

Article 6.	FURTHER REPRESENTATION AND WARRANTIES

6.1
From the date of execution till the date of closing, the Target Company and the Transferors further warrant to consult fully with the Transferee by the Target Company and its wholly owned subsidiary with regard to any matters which may materially affect Target Company and shall ensure that no activities as following shall be carried out by the Target Company and its wholly owned subsidiary before obtaining the written consent of the Transferee:

(1)	To incur any expense on single item or single matter giving rise to any external debt or expenses over RMB250,000;

(2)	To borrow from any person giving rise to a debt over RMB1, 000,000;

(3)	To purchase any assets exceeding RMB250, 000 (raw materials excluded);

(4)	To reach contract(s) exceeding RMB250, 000 (sale of products, purchase of raw material and other necessities excluded);

(5)	To distribute any undistributed profits; and

(6)	To set up any subsidiary, affiliate or to participate in any form of joint venture.

Article 7.	EFFECTIVENESS, CONDITIONS OF COMPLETION, DELIVERY AND TRANSITION PERIOD

7.1	This Agreement shall become effective after execution by the Parties and approved by the approval authority.

7.2	Unless otherwise agreed in writing by the Parties, the share transfer under this Agreement shall be viewed as completed if the following conditions are met:

(1)	The Transferee has completed its due diligence and fulfilled the obligations of assistance as specified in section 4.1 and 4.2 and the results thereof satisfy the Transferee in its sole discretion;

(2)	The board and all shareholders of Target Company have approved the execution of this Agreement and the obligations of fulfillment hereof;

(3)
There is no material adverse fact(s) that is against Target Company and its wholly owned subsidiary from legal, operational and financial aspects or against any of their future operation, transfer of shares in whole or in parts (such material adverse facts shall be determined by the Transferee in its sole discretions);

(4)	The approval authority has approved the share transfer under this Agreement without reservation;

(5)	The administrative agency of industry and commerce has completed all registration formalities with respect to the share transfer associated with this Agreement;

(6)	The representation and warranties of each Party under Article 5 and 6 in this Agreement remain continuously effective; and

(7)
The Parties have obtained all the licenses, permissions, approvals and authorities required to complete the share transfer under this Agreement pursuant to Chinese laws; or Parties have waived in writing or have reasonably believed that the licenses, permissions, approvals and authorities that have not obtained could be obtained very soon.

7.3	The Parties agree on the confirmation and delivery of the following assets, documents and chops:

(1)
The Parties agree that the Transferee shall be entitled to verify the integrity and accuracy of the assets, documents and chops of Target Company and its wholly owned subsidiary and to accept the assets, documents and chops mentioned hereof. The Target Company agrees to provide assistance to the aforesaid activities unconditionally;

(2)
The transfer of the liabilities and obligations of Parties shall be taken into place at the closing of the share transfer. The Target Company and its wholly owned subsidiary shall be liable for all investments and debts and equities not listed on the balance sheet before the closing and the Transferee shall be liable for all investments and debts and equities after the closing;

(3)
The verification of the assets, documents and chops shall include:
1) assets: The Parties confirmed the assets item by item according to the assets listed on the accounting documents of the Target Company and its wholly owned subsidiary, and the Parties also confirm the office furniture, facilities, devices, supplies and etc;

2) documents and contracts: shall include all government approval documents (including but not limited to all duplicates of the business license, tax registration, enterprise code registration and all original approvals ) of the Target Company and its wholly owned subsidiary; originals of contracts, agreements, Memorandum of Understandings and other legally binding documents of the Target Company and its wholly owned subsidiary; projects documents (including but not limited to designs, blue drawing and other construction related documents) and other related documents; and

3) all chops of the Target Company and its wholly owned subsidiary (including but not limited to company chop, accounting chop, division chop, etc.) and chops of the legal representative; accounting documents and notes, including but not limited to the accounting books, bills, receipts, checks, cash and other valuable securities.

(4)
The Target Company shall complete the delivery work on the date when the administrative agency of industry and commerce accepts the change of registration application for the transfer of 100% shares, and the delivery work shall include but not limited to the followings:
1) to deliver to the designated person of the Transferee with all corporate documents and contracts of the Target Company and its wholly owned subsidiary mentioned above. The Target Company and the Transferee shall destroy the original chops jointly and authorize the Transferee to engrave the new chops;

2) to deliver all assets mentioned above to the designated person of the Transferee. Subject to the requirements of the Transferee, Transferor shall delivery the construction projects to the designated staff of the Transferee;

3) The Transferee shall be entitled to revaluate the performance of the employees (including all formal and temporary employees, if any) of the Target Company and its wholly owned subsidiary upon the expiration of the employment term of the labor contract and to determine the re-appointment of such employees. For those employees not re-appointed, the costs incurred by severance arrangement shall be borne by the Target Company; and

4) to provide explanation in writing pursuant to the requirement of the Transferee regarding other matters of the Target Company and its wholly owned subsidiary.

7.4
The “Transition Period” shall refer to the period starting from the date of execution of this Agreement to the date when the Transferee or its designated affiliate become the lawful shareholders of the Target Company and its wholly owned subsidiary and the closing has taken place pursuant to the Article 6 of this Agreement. The Transferee is entitled to delegate representative(s) (hereafter referred to as “Representative of the Transferee”) to supervise all activities of the Target Company and its wholly owned subsidiary during the Transition Period. Parties agree to handle with relevant issues during the Transition Period in compliance with the principles as following:

(1)
The Target Company and its wholly owned subsidiary shall keep in good conditions the assets, business and personnel and shall maintain the aforesaid items in its ordinary and usual course. The Target Company and its wholly owned subsidiary shall continue its business activities and shall ensure the assets and assets and debts of them are free from any material change;

(2)	All external contract or agreement executed by the Target Company and its wholly owned subsidiary and its fulfillment shall obtain the consent of the Transferee in advance; and

(3)
Any increase to the value and quantity of the assets of the Target Company and its wholly owned subsidiary shall belong to the Target Company and its wholly owned subsidiary which shall not affect the transferring price specified in this Agreement.

Article 8.	CONFIDENTIAL RESPONSIBILITIES

8.1
Each Party shall consider the content of this Agreement and any documents, materials and information provided by any Party related to the Target company and its wholly owned subsidiary, including but not limited to the materials provided by the Target Company to the Transferee, as confidential information and shall be obligated to strict protection of such information. Unless otherwise for the purpose of enforcement of this Agreement, or by the mandatory request of government or court or as agreed by the Parties, no Party shall disclose or release the confidential information or any part of it to any other person other than the Parties.

8.2
The disclosure by any Party of this Agreement for the purpose of performing its obligation under this Agreement shall not constitute a breach of confidential obligation if it discloses documents, materials and information under the following situations:

(1)	The disclosure is mutually agreed on by the Parties;

(2)
The disclosure of the above documents, materials and information to the manager, administrative staffs and technicians is necessary and required for the purpose of participating in the transaction under this Agreement;

(3)	The disclosure to the Parties’ respective counsel or accountant to the extent necessary;

(4)	The disclosure to relevant professionals and professional institutions for consulting purpose to the extent necessary and upon the consent from the other Party; and

(5)	The disclosure for the purposes of financing, reorganization or other purpose as required by the government authorities in the future operation of the Target Company and its wholly owned subsidiary.

Article 9.	BREACH OF CONTRACT

9.1
If any Party fails to perform its obligations under this Agreement, or fails to comply with its commitment under this Agreement, or if the representations and warranty conducted by any Party is substantially untrue or contains substantial omission which is sufficient to mislead the other party, then such activities shall be deemed as a breach of contract. The breaching Party shall correct its breaching activities within fifteen (15) business days upon receipt of the explicit notice of breach delivered by the non-breaching Party. If the breaching Party could not validly cease and correct its violation in fifteen (15) business days after receiving such notice, the non-breaching Party reserves the right to terminate this Agreement by notify the breaching Party in writing and to claim the damages from the breaching Party.

9.2
If any loss has been incurred to a Party due to the breach of this Agreement by the other Party, the Party in breach shall indemnify the suffering Party in a reasonable and comprehensive method. Such indemnification shall not be affected by the rectification in fifteen (15) business days as specified in section 9.1 above.

9.3
If the Transferee fails to pay the transfer price within the period specified in this Agreement, he shall be liable to pay penalty to the Transferor which is calculated at the rate of 0.02% of the unpaid payment amount for each day that is overdue. The Transferee reserves the right to dissolve this Agreement and the Parties shall renew the registration to the status prior to the transfer if the delay of payment exceeds [ 45 ] days. The costs incurred by the registration renewal shall be borne by the Transferee.

9.4	The Target Company shall pay the penalty at the rate of 0.02% of the transferring price per day if it fails to fulfill any obligations within the term specified under this Agreement.

9.5
If the information disclosed by the Target Company under this Agreement is untrue, or if the representations and warranties made by the Target Company are inconsistent with the fact, and the above untrue information, representations or warranties have caused the failure to perform this Agreement, which constitutes the material breach by the Target Company, then the Transferee shall be entitled to dissolve this Agreement and demand a full refund of all payments from the Transferor plus a penalty of a 3% of the total amount of the transfer price.

Article 10.	FORCE MAJEURE

10.1
Force majeure refers to the objective circumstances that cannot be foreseen, be avoided and be overcome by the Parties or any Party, including but not limited to fire, flood, earthquake, natural disasters, war, riots, strike and other social events.

10.2
If any Party cannot perform this Agreement or any provisions of this Agreement due to the circumstances listed as Force Majeure, then he can be excused of his obligations that is reasonably correlated to such event of Force Majeure; provided the suffering Party shall give prompt written notice to the other Party without delay together with valid documents regarding the reasons of its inability to fulfill or the necessity to postpone the fulfillment of this Agreement within fifteen (15) days following the occurrence thereof. The Party affected by such force majeure event shall take all reasonable actions to eliminate the influence and reduce the damage caused by such force majeure event and shall immediately perform its obligation under this Agreement in full upon the vanish of such force majeure.

10.3	Should the effect of the force majeure events last for more than thirty (30) days, both Parties shall friendly consult with each other to timely reach a solution to continue to perform this Agreement.

Article 11.	NOTICE AND DELIVERY

11.1
Any notice or other communications (hereinafter collectively referred as the “Notice”) related to this Agreement and are issued by each Party or any party shall be conducted in writing and be delivered to the following address:

Target Company and Transferorsæ

Name:	Shandong Guolian Telecommunication Technology Limited Company
Address:	North Region, Plaza F.
GaoXin District, XinYu Rd, University Technology Park
Jinan City, Shangdong Province, China
Postcode:	250101
Fax:	+86-0531-88889797

Transferee:
Name:	Beijing Telestone Wireless Telecommunication Company Limited
Address:	Floor 6, Saiou Plaza
No 5 Haiying Road, Fengtai Technology Park
Beijing, China
Postcode:	100070
Fax:	+86-10-83670505

11.2	The Transferors agree and authorize the Target Company to receive and issue any notice on behalf of the Transferors (unless otherwise specified by Transferors).

11.3
Unless otherwise provided in this Agreement, any notice shall be deemed to have been effectively given that: notices given by personal delivery shall be deemed effectively given on the time of personal delivery (with return receipt in writing); notices by courier shall be deemed effectively given on the forty-eight (48) hours (exclusive of public holidays) after they were sent by recognized courier service; notices given by facsimile transmission shall be deemed effectively given on the date of successful transmission.

Article 12.	APPLICABLE LAW AND DISPUTE RESOLUTION

12.1	The execution, effectiveness, interpretation, fulfillment and dispute resolution of this Agreement shall be governed by the law of the People’s Republic of China.

12.2
Any dispute arising hereunder or by the interpretation or implementation of this Agreement shall be resolved first by amicable consultation by the Parties. Where no agreement can be reached thirty (30) days after consultation, any Party may submit the dispute to the Beijing Arbitration Commission in accordance with its arbitration rules and procedures then valid and at the place of Beijing. The arbitral award shall be final and binding upon the Parties. Any costs incurred by the arbitration shall be borne by the losing Party. During the term of arbitration, except for the provisions hereunder relating to the dispute, the Parties shall continuously perform this Agreement.

Article 13.	MISCELLANEOUS

13.1
This Agreement shall be executed in twelve (12) counterparts, one (1) for each Party, and the others are used in company filing, relevant government approval and change of registration filing for the Target Company. Each counterpart shall have the same legal effect.

13.2
Any outstanding issue of this Agreement shall be conducted by the parties under this Agreement through consultation to reach a supplementary agreement in writing. Such supplementary agreement shall have the same legal effect as this Agreement.

13.3
The original of this Agreement may be executed by the Parties signing separately in several signature pages. All executed pages shall be deemed as a part of original Agreement. The executed pages with the signatures of each Party and the text of this Agreement shall constitute one original instrument.

13.4
This Agreement shall constitute the entire agreement among the Parties regarding the full understanding and agreement on all subject matters of this Agreement, and it shall supersede any previous understandings, letter of intents, agreements or intents (in writing or orally) concluded by the Parties regarding such subject matter hereof.

13.5
This Agreement is entered for the benefits of the Parties hereto (and any affiliates agreed to be bound by this Agreement) and is not intended to confer any rights or interests to any third parties nor shall it set up any rights on behalf of the any third parties.

13.6
This Agreement may not be amended or modified except that the Parties signs the amendment or modification to this Agreement and so expressly states their intentions to amend or modify this Agreement. Such modification or amendments shall be made in writing and signed by the authorized representative of each Party.

13.7
If any Party intents to waive any rights hereunder, he shall provide a letter of waiver in writing and expressly states the rights or provisions to be waived, otherwise the waiver shall not be deemed as valid. The waiver by either Party shall not operate as, or be construed as, a waiver of any subsequent breach thereof.

13.8
If any parts of this Agreement are held to be void, such voidness shall not render the remaining provisions of this Agreement to be void or partially void. Once any parts are held to be void, the remaining parts of this Agreement shall be fully performed as though the void parts had never existed in this Agreement; With respect to the provision that are determined to be void, the Parties agree to use legitimate method to achieve the goal of the void provision originally intended as closely as possibly and to a maximum extent.

13.9
A Party shall execute and deliver from time to time to the other Party the necessary or reasonable documents and shall conduct further necessary or reasonable activities upon the reasonable request by the other Party without any further consideration, so as to facilitate and complete the transactions hereunder as soon as possible.

Execution Page

IN WITNESS WHEREOF, the Parties have hereunder caused their respective authorized representatives to execute this Agreement as of this day and year first written above.

Shandong Guolian Telecommunication Technology Limited Company

/s/ Lian Renguang
Lian Renguang

Authorized representative:

/s/ Lian Renguang
Lian Renguang

/s/ Shao Mingjun
Shao Mingjun

/s/ Ding Yanying
Ding Yanying

/s/ Yu Yongjing
Yu Yongjing

Beijing Telestone Wireless Telecommunication Company Limited

/s/ Han Daqing
Authorized Representative: